Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 12, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, on December 11, 2018, Banco de Galicia y Buenos Aires S.A.U. and Galicia Administradora de Fondos S.A., subsidiaries of Grupo Financiero Galicia S.A., acting as depositary and administrator company, respectively, of certain FIMA mutual funds, have each authorized the acceptance of certain allocation and integral distribution services to be offered by Patente de Valores S.A. and Neix S.A.

The agreement with Patente de Valores S.A. and Neix S.A. has a five-year term and the mutual funds to be included for allocation and integral distribution services are: (i) Fima Premium, (ii) Fima Ahorro Pesos, (iii) Fima Ahorro Plus, (iv) Fima Renta en Pesos, (v) Fima Renta Plus, (vi) Fima Capital Plus, (vii) Fima Renta Dólares I, (viii) Fima Renta Dólares II, (ix) Fima Acciones, (x) Fima PB Acciones, (xi) Fima Renta Fija Internacional, and (xii) Fima Acciones Latinoamerica.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com